Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

135 East Maumee Street	Adrian, Michigan 49221

March 1, 2008

Dear Bank of Lenawee Escrow Customer,

As you may already know, Bank of Lenawee will convert to First Federal Bank at the close of business on Friday, March 14, 2008, pending expected shareholder and regulatory approval. We want to share with you the effects this change will have on your mortgage loan escrow account.

An annual escrow analysis is required by law. It has been our policy to conduct an escrow analysis on your loan anniversary date each year. However, First Federal Bank conducts an annual analysis of all mortgage loan escrow accounts at the end of February each year. In order to ensure all Bank of Lenawee customers receive a federally required annual escrow analysis this year, and to get all customers on the same cycle, your final Bank of Lenawee annual escrow analysis was conducted on March 1, 2008 (see enclosed) with an effective payment change date of May 1. New payment coupon books will be mailed by First Federal Bank in April.

Please review the enclosed analysis. If you have any questions on your analysis, please call Deb Storer at (517) 265-5144 or (800)508-8346.

Thank you for your mortgage business. We look forward to serving you in the future as First Federal Bank.

Sincerely,

/s/ Richard J. DeVries

Richard J. DeVries
President

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

        First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

        First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.